Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Build-A-Bear Workshop, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-120012) on Form S-8 of Build-A-Bear Workshop, Inc. and subsidiaries of our report dated March 17, 2011, with respect to the consolidated balance sheets of Build-A-Bear Workshop, Inc. and subsidiaries as of January 1, 2011 and January 2, 2010, and the related consolidated statements of operations, stockholders’ equity and cash flows, for each of the fiscal years in the three-year period ended January 1, 2011, and the effectiveness of internal control over financial reporting as of January 1, 2011, which report appears in the January 1, 2011 Annual Report on Form 10-K of Build-A-Bear Workshop, Inc. and subsidiaries.

/s/ KPMG LLP
St. Louis, Missouri
March 17, 2011